UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41271

Evergreen Corporation

(Exact name of registrant as specified in its charter)

Lot 1.02, Level 1,

Glo Damansara, 699,

Jalan Damansara, Taman Tun Dr Ismail,

60000 Kuala Lumpur, Malaysia

(786) 406-6082

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value $0.0001 per share

Warrants to purchase one Class A Ordinary Share

Units comprised of Ordinary Shares and Warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

On July 11, 2025, the board of directors of Evergreen Corporation (the “Company”) unanimously approved amongst other items, the termination of the Company’s business as a special purpose acquisition company and cease all operations except the winding up of the Company’s operations (the “Termination of Business”); the de-registration of the Company’s securities with the Securities and Exchange Commission (the “De-Registration”); the de-listing of the Company’s securities from its current trading market (the “De-Listing”); the liquidation of the trust account established by the Company upon the consummation of the IPO; the redemption of the outstanding the Company’s Class A ordinary shares, par value US$0.0001 per share, sold in the Company’s initial public offering (“IPO”) that remained outstanding (the “Public Shares”) (the “Trust Liquidation”); the cancelation of the warrants issued by the Company in the IPO (the “Warrant Cancellation”); the cancellation of the private placement units held by Evergreen LLC (the “Sponsor”) (the “Sponsor Cancellation”); and to commence its voluntarily liquidation of the Company upon completion of all the above / other steps. The Board also determined to cease the operations of its audit and compensation committees and the surrender by the Company’s sponsor of its 2,874,999 Class B ordinary founders shares for no consideration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 15, 2025

By:	/s/ Liew Choon Lian
Name:	Liew Choon Lian
Title:	Chief Executive Officer